Exhibit 99.12

EVALUATION OF THE P&NG RESERVES

OF

Austral Pacific Energy Limited

IN THE CHEAL AREA OF NEW ZEALAND

(As of December 31, 2008)

Introduction — Page 1

Introduction

This report was prepared by Sproule International Limited (“Sproule”) at the request of Mr. Thompson Jewel, Chief Executive Officer, Austral Pacific Energy, hereinafter referred to as "the Company." The effective date of this report is December 31, 2008.

The report consists of an evaluation of the P&NG reserves associated with the Company's interest in the Cheal Field, New Zealand. It was prepared during the months of December through January for the purpose of evaluating the Company’s P&NG reserves according to Canadian Oil and Gas Evaluation Handbook (COGEH) reserve definitions that are consistent with the standards of National Instrument 51-101. This report was prepared for the Company’s corporate purposes.

This one volume report consists of an Introduction, Summary, Discussion, National Instrument 51-101, Figures and Appendices. The Introduction includes the summary of the evaluation standards and procedures and pertinent author certificates; the Summary includes high-level summaries of the evaluation; and the Discussion includes general commentaries pertaining to the evaluation of the P&NG reserves. The National Instrument 51-101 section presents Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor, 3P Form and Tables 1 to 6 using Forecast Prices and Costs. Reserves definitions, abbreviations, units, and conversion factors are included in Appendices A and B.

Field Operations

In the preparation of this evaluation, a field inspection of the properties was not performed. The relevant engineering data were made available by the Company or obtained from public sources and the non-confidential files at Sproule. No material information regarding the reserves evaluation would have been obtained by an on-site visit.

Historical Data, Interests and Burdens

1.	All historical production, well data, test results, capital budgets, revenue and expense data, pricing information and other data that were obtained from the Company or from public sources were accepted as represented, without any further investigation by Sproule in the course this evaluation.

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Introduction — Page 2

2.
Property descriptions and interests held, as supplied by the Company, were accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties.

3.	Lessor and overriding royalties and other burdens were obtained from the Company. No further investigation was undertaken by Sproule.

Evaluation Standards

This report has been prepared by Sproule using current geological and engineering knowledge, techniques and computer software. It has been prepared within the Code of Ethics of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (“APEGGA”). This report adheres in all material aspects to the “best practices” recommended in the COGE Handbook, which are in accordance with principles and definitions established by the Calgary Chapter of the Society of Petroleum Evaluation Engineers. The COGE Handbook is incorporated by reference in National Instrument 51-101.

Evaluation Procedures

1.	The Company provided Sproule with recent revenue statements to determine certain economic parameters.

2.	The forecasts of product prices used in this evaluation were based on Sproule’s December 31, 2008 price forecasts.

3.	Well abandonment and disconnect costs were included in this report at the entity level for wells which have reserves assigned. No allowances for reclamation or salvage values were made.

4.	The Company has informed us that their tax pools exceed the forecasted taxable income from the Cheal property; consequently, income taxes have not been deducted in this report.

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Introduction — Page 3

Evaluation Results

1.
The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data provided at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that reservoir and financial performance subsequent to the date of the estimates may necessitate revision. These revisions may be material.

2.
The net present values of the reserves presented in this report simply represent discounted future cash flow values at several discount rates. Though net present values form an integral part of fair market value estimations, without consideration for other economic criteria, they are not to be construed as Sproule’s opinion of fair market value.

3.	The dollar values presented throughout the report are in United States dollars, unless otherwise stated.

4.	Due to rounding, certain totals may not be consistent from one presentation to the next.

BOE Cautionary Statement

BOE’s (or ‘McfGE’s’ or other applicable units of equivalency) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl (or ‘An McfGE conversion ratio of 1 bbl:6 Mcf’) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

This report may contain forward-looking statements including expectations of future production revenues and capital expenditures. Information concerning reserves may also be deemed to be forward-looking as estimates involve the implied assessment that the reserves described can be profitably produced in future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e., corporate commitment, regulatory approval, operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimations; the uncertainty of estimates and projections relating to production; costs and expenses, and health, safety and environmental factors), commodity price and exchange rate fluctuation.

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Introduction — Page 4

Exclusivity

This report has been prepared for the exclusive use of Austral Pacific Energy Limited. It may not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule International Limited, and without the complete contents of the report being made available to that party.

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Introduction — Page 5

Certification

Report Preparation

The report entitled “Evaluation of the P&NG Reserves of Austral Pacific Energy Limited in the Cheal Area of New Zealand (As of December 31, 2008)” was prepared by the following Sproule personnel:

Original signed by Donald W. Woods, P.Eng.
Donald W. Woods, P.Eng.,
Manager, Engineering
Project Leader
13 / 02 /2009 dd/mm/yr

Original signed by Sunday O. Edobor, P.Eng.
Sunday O. Edobor, P.Eng.,
Senior Petroleum Engineer
13 / 02 /2009	dd/mm/yr

Original signed by Douglas J. Carsted, P.Geol.
Douglas J. Carsted, P.Geol.
Vice-President, Geoscience
13 / 02 /2009	dd/mm/yr

Sproule Executive Endorsement

This report has been reviewed and endorsed by the following Executive of Sproule:

Original signed by John L. Chipperfield P.Geol
John L.Chipperfield, P.Geol.
Senior Vice-President
13 / 02 /2009	dd/mm/yr

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Introduction — Page 6

Permit to Practice

Sproule International Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and our permit number is P6151.

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Introduction — Page 7

Certificate

Donald W. Woods, B.Sc. Chemical Engineering, P. Eng.

I, Donald W. Woods, Manager, Engineering, at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.	I hold the following degrees:
	a.	B.Ed. (1973) University of Calgary, Calgary AB, Canada
	b.	B.Sc. Chemical Engineering (1980) University of Calgary, Calgary AB, Canada

2.	I am a registered professional:
	a.	Professional Engineer (P.Eng.) Province of Alberta, Canada

3.	I am a member of the following professional organizations:
	a.	Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
	b.	Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
	c.	Society of Petroleum Engineers (SPE)
	d.	Society of Petroleum Evaluation Engineers (SPEE)

4.	I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5.
My contribution to the report entitled “Evaluation of the P&NG Reserves of Austral Pacific Energy Limited in the Cheal Area of New Zealand (As of December 31, 2008)” is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6.
I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral Pacific Energy Limited.

Original signed by Donald Woods
Donald W. Woods, P. Eng.

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Introduction — Page 8

Certificate

Sunday Edobor, B.Sc., P.Eng.

I, Sunday Edobor, Senior Petroleum Engineer of Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.	I hold the following degree:
	a.	B.Sc. Petroleum Engineering (1986), University of Ibadan, Nigeria

2.	I am a registered professional:
	a.	Professional Engineer (P.Eng.) Province of Alberta, Canada

3.	I am a member of the following professional organizations:
	a.	Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

4.
My contribution to the report entitled “Evaluation of the P&NG Reserves of Austral Pacific Energy Limited in the Cheal Area of New Zealand (As of December 31, 2008)” is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

5.
I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral Pacific Energy Limited.

Original signed by Sunday Edobor
Sunday Edobor, P.Eng.

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Introduction — Page 9

Certificate

Douglas J. Carsted, B.Sc., P.Geol.

I, Douglas J. Carsted, Vice-President, Geoscience, and Director at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.	I hold the following degrees:
	a.	B.Sc. (Honours) Geology (1982) University of Manitoba, Winnipeg MB, Canada
	b.	B.Sc. Chemistry (1979) University of Winnipeg, Winnipeg MB, Canada

2.	I am a registered professional:
	a.	Professional Geologist (P.Geol.) Province of Alberta, Canada

3.	I am a member of the following professional organizations:
	a.	Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
	b.	Canadian Society of Petroleum Geologists (CSPG)
	c.	American Association of Petroleum Geologists (AAPG)
	d.	Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
	e.	Canadian Well Logging Society (CWLS)
	f.	Indonesian Petroleum Association, Professional Division (IPA)

4.	I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5.
My contribution to the report entitled “Evaluation of the P&NG Reserves of Austral Pacific Energy Limited in the Cheal Area of New Zealand (As of December 31, 2008)” is based on my geological knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6.
I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral Pacific Energy Limited.

Original signed by Douglas Carsted
Douglas J. Carsted, P.Geol.

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Introduction — Page 10

Certificate

John L. Chipperfield, B.Sc., P.Geol.

I, John L. Chipperfield, Senior Vice-President and Director of Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.	I hold the following degree:
	a.	B.Sc. (Honours) Geology (1972) University of Alberta, Edmonton AB, Canada

2.	I am a registered professional:
	a.	Professional Geologist (P.Geol.) Province of Alberta, Canada

3.	I am a member of the following professional organizations:
	a.	Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
	b.	Canadian Society of Petroleum Geologists (CSPG)
	c.	American Association of Petroleum Geologists (AAPG)
	d.	Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
	e.	Canadian Well Logging Society (CWLS)
	f.	Ontario Petroleum Institute (OPI)

4.	I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5.
My contribution to the report entitled “Evaluation of the P&NG Reserves of Austral Pacific Energy Limited in the Cheal Area of New Zealand (As of December 31, 2008)” is based on my geological knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

6.
I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Austral Pacific Energy Limited.

Original signed by John Chipperfield
John L. Chipperfield, P.Geol.

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Summary - Page 1

Summary

Table S-1, on the following page, summarizes our evaluation of the P&NG reserves associated with the Company’s interest in the Cheal Field, New Zealand. The Company has informed us that their tax pools exceed the forecasted taxable income from the Cheal property and therefore, income taxes have not been deducted in this report. The effective date of the evaluation is December 31, 2008. A map showing the location of the Company’s Petroleum Exploration Permit encompassing the Cheal property is included as Figure S-1.

The reserves were estimated deterministically for the proved, proved plus probable, and proved plus probable plus possible reserves categories. The oil reserves are presented in thousands of barrels, at stock tank conditions. The pipeline gas reserves are presented in millions of cubic feet, at base conditions of 14.65 psia and 60 degrees Fahrenheit.

The reserves definitions and ownership classification used in this evaluation are in accordance with the standards defined by COGEH reserves definitions and are consistent with NI 51-101. The net present values of the reserves are presented in thousands of United States dollars, and are based on annual projections of net revenue, which were discounted at various rates using the mid-period discounting method. The price forecasts that formed the basis for the revenue projections in the evaluation were based on Sproule’s December 31, 2008 pricing model. Table S-2 presents a summary of the forecasts used. Operating and capital costs were escalated at 2 percent per year as set out in Table S-2.

Well abandonment and disconnect costs were included in this report for wells which have reserves assigned. No allowances for reclamation or salvage values were made.

Summary forecasts of production and cash flow for the various reserves categories are included as Tables S-3 through S-3B.

Figures S-2 through S-4 present the results of our evaluation in graphical form.

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Summary - Page 2

Table S-1

Austral Pacific Energy Ltd
Summary of the Evaluation of the Company's P&NG Reserves
In the Cheal Area of New Zealand
(As of December 31, 2008)
	Remaining Reserves				Net Present Values
		Company		Before Income Taxes (M$)
	Gross	Gross	Net	At	At	At	At
				0%	5.0%	10.0%	15.0%
Light/Medium Oil (Mbbl)
Proved	184	128	121	2,882	2,809	2,741	2,678
Probable	319	222	211	6,998	6,503	6,066	5,676
Total (2P)	503	350	332	9,880	9,312	8,807	8,354
Possible	408	283	254	12,376	11,218	10,224	9,368
Total (3P)	911	633	586	22,256	20,530	19,031	17,722
Solution Gas (MMcf) - values included with lt/med oil -
Proved
Probable	357	248	231
Total (2P)	357	248	231
Possible	336	234	208
Total (3P)	693	482	439
GRAND TOTAL (Mboe)
Total Proved	184	128	121	2,882	2,809	2,741	2,678
Total Probable	379	263	250	6,998	6,503	6,066	5,676
Total (2P)	563	391	371	9,880	9,312	8,807	8,354
Total Possible	464	322	289	12,376	11,218	10,224	9,368
Total (P3)	1,027	713	659	22,256	20,530	19,031	17,722

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Summary - Page 3

Table S-2
Summary of Selected Price Forecasts
and Inflation Rate Assumptions
(Effective December 31, 2008)

	TAPIS	Cheal
	Malaysia	Natural Gas (2)	Inflation Rate (2)
Year	($US/bbl)	($US/Mcf)	(%/Yr)

Historical
2006	70.12		1.5
2007	77.26		2
2008	104.61		2

Forecast
2009	57.73	1.45	2
2010	67.49	1.45	2
2011	73.69	1.45	2
2012	83.84	1.45	2
2013	96.34	1.45	2
2014	98.26	1.45	2
2015	100.23	1.45	2
2016	102.23	1.45	2
2017	104.28	1.45	2
2018	106.36	1.45	2
2019	108.49	1.45	2
	Escalation rate of 2.0% thereafter

(1) Inflation rates for forecasting prices and costs.
(2) Gas price was provided by the company

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NZ Economic Summary (Company)	Table S-3
Austral 3P (December 31, 2008)
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	40,626	100.00	61.66
0	22,256	22,256	3.13	3.13	Less:
5.0	20,530	20,530	3.09	3.09	Bonuses & Fees	0	0.00	0.00
10.0	19,031	19,031	3.05	3.05	Operating Costs	11,267	27.73	17.10
15.0	17,722	17,722	3.00	3.00	Tariffs	0	0.00	0.00
20.0	16,569	16,569	2.95	2.95	Prod & Asset Taxes	0	0.00	0.00
25.0	15,548	15,548	2.89	2.89	Capital Costs	7,104	17.49	10.78
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	>800.00
AT Payout (yrs)	0.00				Before Tax Cash Flow	22,256	54.78	33.78
					Less Income Tax	0	0.00	0.00
					After Tax Cash Flow	22,256	54.78	33.78

NZ Prod Summary::New Zealand R/T (1995)
		Proj.	Proj.	Comp.	Net	Net	Proj.	Proj.	Comp.	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sol'n Gas	Sol'n Gas	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2009(12)	6.3	751.5	274	191	181	57.73	504.4	184	128	119	1.45
2010(12)	8.0	954.9	349	242	230	67.49	763.9	279	194	182	1.48
2011(12)	9.0	473.9	173	120	102	73.69	379.1	138	96	81	1.51
2012(12)	9.0	215.8	79	55	49	83.84	172.7	63	44	38	1.54
2013(12)	9.0	98.4	36	25	24	96.34	78.8	29	20	19	1.57
Total	---	---	911	633	586	---	---	693	482	439	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod	Price / BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	BOE/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2009(12)	581	211.9	52.10	11,215	561	2,511	4,014	0	4,130	0	4,130
2010(12)	752	274.5	60.74	16,674	834	2,836	1,871	0	11,133	0	11,133
2011(12)	373	136.2	66.23	9,024	1,348	2,229	0	0	5,447	0	5,447
2012(12)	170	62.2	75.21	4,680	544	1,911	0	0	2,224	0	2,224
2013(12)	78	28.3	86.26	2,442	122	1,780	0	1,219	-679	0	-679
Total	---	713.3	---	44,035	3,409	11,267	5,885	1,219	22,256	0	22,256

Peep 2002 Edition 4

NZ Economic Summary (Company)	Table S-3A
Austral 2P (December 31, 2008)
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	21,994	100.00	59.32
0	9,880	9,880	2.46	2.46	Less:
5.0	9,312	9,312	2.44	2.44	Bonuses & Fees	0	0.00	0.00
10.0	8,807	8,807	2.42	2.42	Operating Costs	8,098	36.82	21.84
15.0	8,354	8,354	2.39	2.39	Tariffs	0	0.00	0.00
20.0	7,946	7,946	2.36	2.36	Prod & Asset Taxes	0	0.00	0.00
25.0	7,578	7,578	2.34	2.34	Capital Costs	4,016	18.26	10.83
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	>800.00
AT Payout (yrs)	0.00				Before Tax Cash Flow	9,880	44.92	26.65
					Less Income Tax	0	0.00	0.00
					After Tax Cash Flow	9,880	44.92	26.65

NZ Prod Summary::New Zealand R/T (1995)
		Proj.	Proj.	Comp.	Net	Net	Proj.	Proj.	Comp.	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sol'n Gas	Sol'n Gas	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2009(12)	6.3	623.5	228	158	150	57.73	374.0	137	95	87	1.45
2010(12)	7.6	465.1	170	118	112	67.49	372.1	136	94	89	1.45
2011(12)	8.0	199.3	73	51	48	73.69	159.4	58	40	38	1.45
2012(12)	8.0	90.2	33	23	22	83.84	72.2	26	18	17	1.45
Total	---	---	503	350	332	---	---	357	248	231	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod	Price / BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	BOE/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2009(12)	477	174.0	52.10	9,288	464	2,341	3,096	0	3,386	0	3,386
2010(12)	366	133.7	60.72	8,119	406	2,173	0	0	5,539	0	5,539
2011(12)	157	57.3	66.18	3,791	190	1,850	0	456	1,296	0	1,296
2012(12)	71	26.0	75.13	1,954	98	1,734	0	465	-342	0	-342
Total	---	391.0	---	23,152	1,158	8,098	3,096	920	9,880	0	9,880

Peep 2002 Edition 4

NZ Economic Summary (Company)	Table S-3B
Austral 1P (December 31, 2008)
(Nominal values)

NZ Company Economic Indicators::New Zealand R/T (1995)					NZComp. Economics (per Unit)::New Zealand R/T (1995)
Disc. Rate	BT NPV	AT NPV	BT PIR	AT PIR		(M$US)	(%)	($US/BOE)
(%)	(M$US)	(M$US)	(fraction)	(fraction)	Net Revenue	7,378	100.00	60.84
0	2,882	2,882	3.76	3.76	Less:
5.0	2,809	2,809	3.95	3.95	Bonuses & Fees	0	0.00	0.00
10.0	2,741	2,741	4.13	4.13	Operating Costs	3,730	50.55	30.75
15.0	2,678	2,678	4.31	4.31	Tariffs	0	0.00	0.00
20.0	2,619	2,619	4.49	4.49	Prod & Asset Taxes	0	0.00	0.00
25.0	2,564	2,564	4.68	4.68	Capital Costs	766	10.38	6.32
					Other Income/Expense	0	0.00	0.00
AT ROR (%)	>800.00
AT Payout (yrs)	0.00				Before Tax Cash Flow	2,882	39.07	23.77
					Less Income Tax	0	0.00	0.00
					After Tax Cash Flow	2,882	39.07	23.77

NZ Prod Summary::New Zealand R/T (1995)
		Proj.	Proj.	Comp.	Net	Net	Proj.	Proj.	Comp.	Net	Net
	Oil	Oil	Oil	Oil	Oil	Oil	Sol'n Gas	Sol'n Gas	Sol'n Gas	Sol'n Gas	Sol'n Gas
Date	/# Wells	Rate	Volume	Volume	Volume	Price	Rate	Volume	Volume	Volume	Price
		Bbl/d	MSTB	MSTB	MSTB	$US/Bbl	mcf/d	MMSCF	MMSCF	MMSCF	$US/mcf
2009(12)	6.0	343.2	125	87	83	57.73	0.0	0	0	0	0.00
2010(12)	6.0	160.1	58	41	39	67.49	0.0	0	0	0	0.00
Total	---	---	184	128	121	---	---	0	0	0	---

NZ Comp Cash Flow::New Zealand R/T (1995)
		WI		Sales				Capital
	WI	Total		Revenue	Royalty	Operating	Capital	Aband.	Before Tax	Income	After Tax
Date	BOE Rate	BOE Prod	Price / BOE	Total	Total	Costs	Costs	Total	Cash Flow	Taxes	Cash Flow
	BOE/d	MSTB	$US/Bbl	M$US	M$US	M$US	M$US	M$US	M$US	M$US	M$US
2009(12)	239	87.1	57.73	5,026	251	1,969	0	0	2,805	0	2,805
2010(12)	111	40.6	67.49	2,740	137	1,761	0	766	77	0	77
Total	---	127.7	---	7,766	388	3,730	0	766	2,882	0	2,882

Peep 2002 Edition 4

Figure S-1

     Map of New Zealand Highlighting
Petroleum Exploration Permit (PEP) 38783

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Figure S-2

Daily Company Gross Barrels of Oil Equivalent (BOE) Forecast

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Figure S-3

Annual Cash Flow (Before Income Tax)

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Figure S-4

Net Present Value (Before Income Tax)

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